

Mail Stop 4546

December 14, 2016

Via E-mail
Mr. George Elston
Chief Financial Officer and Treasurer
Juniper Pharmaceuticals, Inc.
23 Arch Street
Boston, MA 02110

> **Re: Juniper Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 001-10352**

Dear Mr. Elston:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance